SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

COLUMBIA LABORATORIES, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

197779101

(CUSIP Number)

DECEMBER 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A

CUSIP No.: 197779101	Page 2 of 22 Pages

1	Names of reporting persons ACTAVIS PLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization IRELAND
Number of shares beneficially owned by each reporting person with:	5	Sole voting power
	6	Shared voting power 1,400,000 (1) (2)
	7	Sole dispositive power
	8	Shared dispositive power 1,400,000 (1) (2)
9	Aggregate amount beneficially owned by each reporting person 1,400,000 (1) (2)
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 11.7% (3)
12	Type of reporting person (see instructions) OO

(1)	The shares reported herein reflect the 1-for-8 reverse stock split of the Issuer’s common stock which took effect on August 9, 2013.
(2)	Shared with the other Reporting Persons solely by virtue of the fact that Coventry Acquisition, LLC, the record holder of the shares, is an indirect subsidiary of Actavis plc and a direct or indirect subsidiary of the other Reporting Persons as more fully described under Item 4 herein.
(3)	Based on 12,009,545 shares of Common Stock outstanding as of November 1, 2013, as reported in the Issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission on November 7, 2013.

SCHEDULE 13G/A

CUSIP No.: 197779101	Page 3 of 22 Pages

1	Names of reporting persons WARNER CHILCOTT PLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization IRELAND
Number of shares beneficially owned by each reporting person with:	5	Sole voting power
	6	Shared voting power 1,400,000 (1) (2)
	7	Sole dispositive power
	8	Shared dispositive power 1,400,000 (1) (2)
9	Aggregate amount beneficially owned by each reporting person 1,400,000 (1) (2)
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 11.7% (3)
12	Type of reporting person (see instructions) OO

(1)	The shares reported herein reflect the 1-for-8 reverse stock split of the Issuer’s common stock which took effect on August 9, 2013.
(2)	Shared with the other Reporting Persons solely by virtue of the fact that Coventry Acquisition, LLC, the record holder of the shares, is an indirect subsidiary of Actavis plc and a direct or indirect subsidiary of the other Reporting Persons as more fully described under Item 4 herein.
(3)	Based on 12,009,545 shares of Common Stock outstanding as of November 1, 2013, as reported in the Issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission on November 7, 2013.

SCHEDULE 13G/A

CUSIP No.: 197779101	Page 4 of 22 Pages

1	Names of reporting persons ACTAVIS WC 1 S.À R.L.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization LUXEMBOURG
Number of shares beneficially owned by each reporting person with:	5	Sole voting power
	6	Shared voting power 1,400,000 (1) (2)
	7	Sole dispositive power
	8	Shared dispositive power 1,400,000 (1) (2)
9	Aggregate amount beneficially owned by each reporting person 1,400,000 (1) (2)
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 11.7% (3)
12	Type of reporting person (see instructions) OO

(1)	The shares reported herein reflect the 1-for-8 reverse stock split of the Issuer’s common stock which took effect on August 9, 2013.
(2)	Shared with the other Reporting Persons solely by virtue of the fact that Coventry Acquisition, LLC, the record holder of the shares, is an indirect subsidiary of Actavis plc and a direct or indirect subsidiary of the other Reporting Persons as more fully described under Item 4 herein.
(3)	Based on 12,009,545 shares of Common Stock outstanding as of November 1, 2013, as reported in the Issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission on November 7, 2013.

SCHEDULE 13G/A

CUSIP No.: 197779101	Page 5 of 22 Pages

1	Names of reporting persons ACTAVIS WC 2 S.À R.L.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization LUXEMBOURG
Number of shares beneficially owned by each reporting person with:	5	Sole voting power
	6	Shared voting power 1,400,000 (1) (2)
	7	Sole dispositive power
	8	Shared dispositive power 1,400,000 (1) (2)
9	Aggregate amount beneficially owned by each reporting person 1,400,000 (1) (2)
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 11.7% (3)
12	Type of reporting person (see instructions) OO

(1)	The shares reported herein reflect the 1-for-8 reverse stock split of the Issuer’s common stock which took effect on August 9, 2013.
(2)	Shared with the other Reporting Persons solely by virtue of the fact that Coventry Acquisition, LLC, the record holder of the shares, is an indirect subsidiary of Actavis plc and a direct or indirect subsidiary of the other Reporting Persons as more fully described under Item 4 herein.
(3)	Based on 12,009,545 shares of Common Stock outstanding as of November 1, 2013, as reported in the Issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission on November 7, 2013.

SCHEDULE 13G/A

CUSIP No.: 197779101	Page 6 of 22 Pages

1	Names of reporting persons ACTAVIS IRELAND HOLDING LIMITED
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization IRELAND
Number of shares beneficially owned by each reporting person with:	5	Sole voting power
	6	Shared voting power 1,400,000 (1) (2)
	7	Sole dispositive power
	8	Shared dispositive power 1,400,000 (1) (2)
9	Aggregate amount beneficially owned by each reporting person 1,400,000 (1) (2)
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 11.7% (3)
12	Type of reporting person (see instructions) OO

(1)	The shares reported herein reflect the 1-for-8 reverse stock split of the Issuer’s common stock which took effect on August 9, 2013.
(2)	Shared with the other Reporting Persons solely by virtue of the fact that Coventry Acquisition, LLC, the record holder of the shares, is an indirect subsidiary of Actavis plc and a direct or indirect subsidiary of the other Reporting Persons as more fully described under Item 4 herein.
(3)	Based on 12,009,545 shares of Common Stock outstanding as of November 1, 2013, as reported in the Issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission on November 7, 2013.

SCHEDULE 13G/A

CUSIP No.: 197779101	Page 7 of 22 Pages

1	Names of reporting persons ACTAVIS CAPITAL S.À R.L.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization LUXEMBOURG
Number of shares beneficially owned by each reporting person with:	5	Sole voting power
	6	Shared voting power 1,400,000 (1) (2)
	7	Sole dispositive power
	8	Shared dispositive power 1,400,000 (1) (2)
9	Aggregate amount beneficially owned by each reporting person 1,400,000 (1) (2)
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 11.7% (3)
12	Type of reporting person (see instructions) OO

(1)	The shares reported herein reflect the 1-for-8 reverse stock split of the Issuer’s common stock which took effect on August 9, 2013.
(2)	Shared with the other Reporting Persons solely by virtue of the fact that Coventry Acquisition, LLC, the record holder of the shares, is an indirect subsidiary of Actavis plc and a direct or indirect subsidiary of the other Reporting Persons as more fully described under Item 4 herein.
(3)	Based on 12,009,545 shares of Common Stock outstanding as of November 1, 2013, as reported in the Issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission on November 7, 2013.

SCHEDULE 13G/A

CUSIP No.: 197779101	Page 8 of 22 Pages

1	Names of reporting persons ACTAVIS W.C. HOLDING INC.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with:	5	Sole voting power
	6	Shared voting power 1,400,000 (1) (2)
	7	Sole dispositive power
	8	Shared dispositive power 1,400,000 (1) (2)
9	Aggregate amount beneficially owned by each reporting person 1,400,000 (1) (2)
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 11.7% (3)
12	Type of reporting person (see instructions) CO

(1)	The shares reported herein reflect the 1-for-8 reverse stock split of the Issuer’s common stock which took effect on August 9, 2013.
(2)	Shared with the other Reporting Persons solely by virtue of the fact that Coventry Acquisition, LLC, the record holder of the shares, is an indirect subsidiary of Actavis plc and a direct or indirect subsidiary of the other Reporting Persons as more fully described under Item 4 herein.
(3)	Based on 12,009,545 shares of Common Stock outstanding as of November 1, 2013, as reported in the Issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission on November 7, 2013.

SCHEDULE 13G/A

CUSIP No.: 197779101	Page 9 of 22 Pages

1	Names of reporting persons ACTAVIS, INC.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization NEVADA
Number of shares beneficially owned by each reporting person with:	5	Sole voting power
	6	Shared voting power 1,400,000 (1) (2)
	7	Sole dispositive power
	8	Shared dispositive power 1,400,000 (1) (2)
9	Aggregate amount beneficially owned by each reporting person 1,400,000 (1) (2)
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 11.7% (3)
12	Type of reporting person (see instructions) CO

(1)	The shares reported herein reflect the 1-for-8 reverse stock split of the Issuer’s common stock which took effect on August 9, 2013.
(2)	Shared with the other Reporting Persons solely by virtue of the fact that Coventry Acquisition, LLC, the record holder of the shares, is an indirect subsidiary of Actavis plc and a direct or indirect subsidiary of the other Reporting Persons as more fully described under Item 4 herein.
(3)	Based on 12,009,545 shares of Common Stock outstanding as of November 1, 2013, as reported in the Issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission on November 7, 2013.

SCHEDULE 13G/A

CUSIP No.: 197779101	Page 10 of 22 Pages

1	Names of reporting persons WATSON LABORATORIES, INC.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with:	5	Sole voting power
	6	Shared voting power 1,400,000 (1) (2)
	7	Sole dispositive power
	8	Shared dispositive power 1,400,000 (1) (2)
9	Aggregate amount beneficially owned by each reporting person 1,400,000 (1) (2)
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 11.7% (3)
12	Type of reporting person (see instructions) CO

(1)	The shares reported herein reflect the 1-for-8 reverse stock split of the Issuer’s common stock which took effect on August 9, 2013.
(2)	Shared with the other Reporting Persons solely by virtue of the fact that Coventry Acquisition, LLC, the record holder of the shares, is an indirect subsidiary of Actavis plc and a direct or indirect subsidiary of the other Reporting Persons as more fully described under Item 4 herein.
(3)	Based on 12,009,545 shares of Common Stock outstanding as of November 1, 2013, as reported in the Issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission on November 7, 2013.

SCHEDULE 13G/A

CUSIP No.: 197779101	Page 11 of 22 Pages

1	Names of reporting persons COVENTRY ACQUISITION, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with:	5	Sole voting power
	6	Shared voting power 1,400,000 (1) (2)
	7	Sole dispositive power
	8	Shared dispositive power 1,400,000 (1) (2)
9	Aggregate amount beneficially owned by each reporting person 1,400,000 (1) (2)
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 11.7% (3)
12	Type of reporting person (see instructions) OO

(1)	The shares reported herein reflect the 1-for-8 reverse stock split of the Issuer’s common stock which took effect on August 9, 2013.
(2)	Shared with the other Reporting Persons solely by virtue of the fact that Coventry Acquisition, LLC, the record holder of the shares, is an indirect subsidiary of Actavis plc and a direct or indirect subsidiary of the other Reporting Persons as more fully described under Item 4 herein.
(3)	Based on 12,009,545 shares of Common Stock outstanding as of November 1, 2013, as reported in the Issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission on November 7, 2013.

SCHEDULE 13G/A

CUSIP No.: 197779101	Page 12 of 22 Pages

Item 1(a).	Name of Issuer: Columbia Laboratories, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

4 Liberty Square, Fourth Floor
Boston, Massachusetts 02109

Item 2(a).	Name of Person(s) Filing:

	Actavis plc	(“Actavis plc”)
	Warner Chilcott plc	(“Warner Chilcott”)
	Actavis WC 1 S.à r.l.	(“WC 1 S.à r.l.”)
	Actavis WC 2 S.à r.l.	(“WC 2 S.à r.l.”)
	Actavis Ireland Holding Limited	(“Actavis Ireland”)
Actavis Capital S.à r.l.
	(formerly Actavis WC Holding S.à r.l.	(“Actavis Capital”)
	Actavis W.C. Holding Inc.	(“Actavis W.C.”)
	Actavis, Inc. (formerly Watson Pharmaceuticals, Inc.)	(“Actavis, Inc.”)
	Watson Laboratories, Inc.	(“Watson Labs”)
	Coventry Acquisition, LLC	(“Coventry LLC”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Actavis plc
1 Grand Canal Square, Docklands
Dublin 2, Ireland

Warner Chilcott
1 Grand Canal Square, Docklands
Dublin 2, Ireland

WC 1 S.à r.l.
46A, avenue J.F. Kennedy
L-18555 Luxembourg
Grand Duchy of Luxembourg

WC 2 S.à r.l.
46A, avenue J.F. Kennedy
L-18555 Luxembourg
Grand Duchy of Luxembourg

Actavis Ireland
70 Sir John Rogerson’s Quay
Dublin 2, Ireland

SCHEDULE 13G/A

CUSIP No.: 197779101	Page 13 of 22 Pages

Actavis Capital
46A, avenue J.F. Kennedy
L-18555 Luxembourg
Grand Duchy of Luxembourg

Actavis W.C.
Morris Corporate Center III
400 Interpace Parkway
Parsippany, New Jersey 07054

Actavis, Inc.
Morris Corporate Center III
400 Interpace Parkway
Parsippany, New Jersey 07054

Watson Labs
577 Chipeta Way
Salt Lake City, Utah 84108

Coventry LLC
577 Chipeta Way
Salt Lake City, Utah 84108

Item 2(c).	Citizenship:

	Actavis plc:	Ireland
	Warner Chilcott plc	Ireland
	WC 1 S.à r.l.	Luxembourg
	WC 2 S.à r.l.	Luxembourg
	Actavis Ireland	Ireland
	Actavis Capital	Luxembourg
	Actavis W.C.	Delaware
	Actavis, Inc.:	Nevada
	Watson Labs:	Delaware
	Coventry LLC:	Delaware

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share

Item 2(e).	CUSIP Number: 197779101

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

SCHEDULE 13G/A

CUSIP No.: 197779101	Page 14 of 22 Pages

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

As to each of the following entities (as defined under Item 2(a) herein):

Actavis plc

Warner Chilcott

WC 1 S.à r.l.

WC 2 S.à r.l.

Actavis Ireland

Actavis Capital

Actavis W.C.

Actavis, Inc.

Watson Labs

Coventry LLC

(a) Amount beneficially owned:	1,400,000	(1)

(b) Percent of class:	11.7	% (3)

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

(ii) Shared power to vote or to direct the vote:	1,400,000	(1) (2)

(iii) Sole power to dispose or to direct the disposition of:

(iv) Shared power to dispose or to direct the disposition of:	1,400,000	(1) (2)

(1)	The shares reported herein reflect the 1-for-8 reverse stock split of the Issuer’s common stock which took effect on August 9, 2013.
(2)	Coventry LLC, the direct record holder of the shares reported herein is a wholly-owned subsidiary of Watson Labs and an indirect subsidiary of ultimate parent, Actavis plc. As a result of the direct or indirect subsidiary structure (as set forth immediately below), Watson Labs, Actavis, Inc., Actavis W.C., Actavis Capital, Actavis Ireland, WC 2 S.à r.l., WC 1 S.à r.l., Warner Chilcott and Actavis plc may be deemed to indirectly beneficially own the shares reported herein.

Entity Name (as defined under Item 2(a))	Relationship
Actavis plc	Ultimate Parent
Warner Chilcott	A wholly-owned subsidiary of Actavis plc
WC 1 S.à r.l.	A wholly-owned subsidiary of Warner Chilcott plc
WC 2 S.à r.l.	A wholly-owned subsidiary of Actavis WC 1 S.à r.l.

SCHEDULE 13G/A

CUSIP No.: 197779101	Page 15 of 22 Pages

Entity Name (as defined under Item 2(a))	Relationship
Actavis Ireland	A wholly-owned subsidiary of Warner Chilcott plc
Actavis Capital	Owned 77.7% by Actavis Ireland; 22.3% by WC 2 S.à r.l.
Actavis W.C.	A wholly-owned subsidiary of Actavis Capital
Actavis, Inc.	A wholly-owned subsidiary of Actavis W.C.
Watson Labs	A wholly-owned subsidiary of Actavis, Inc.
Coventry LLC	A wholly-owned subsidiary of Watson Labs

(3)	Based on 12,009,545 shares of Common Stock outstanding as of November 1, 2013, as reported in the Issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission on November 7, 2013.

Subsequent Events

On July 2, 2010, pursuant to an agreement among the Issuer, Watson Pharmaceuticals, Inc. (now known as Actavis, Inc.) and Coventry Acquisition, Inc. (“Coventry, Inc.”), a Delaware corporation and wholly-owned subsidiary of Actavis, Inc., Coventry, Inc. acquired substantially all of the Issuer’s assets primarily relating to the research, development, regulatory approval, manufacture, distribution, marketing, sale and promotion of pharmaceutical products containing progesterone as an active ingredient, including CRINONE 8% progesterone gel, PROCHIEVE 4% progesterone gel and PROCHIEVE 8% progesterone gel. In addition to the purchased assets, Coventry, Inc. received from the Issuer 11,200,000 restricted shares of the Issuer’s common stock, $0.01 par value per share, as initially reported on a Schedule 13G filed by Watson Pharmaceuticals, Inc. on July 12, 2010 in its capacity as the sole stockholder of Coventry, Inc.

As reported on Amendment No. 1 to Schedule 13G filed on February 14, 2012 by Watson Pharmaceuticals, Inc., pursuant to a contribution agreement between Watson Pharmaceuticals, Inc. and Watson Labs, Coventry, Inc. became a wholly-owned subsidiary of Watson Labs. A conversion of Coventry, Inc. from a Delaware corporation to a Delaware limited liability company was simultaneously effected, with Watson Labs retaining its interest in Coventry LLC as the sole member of Coventry LLC.

On January 24, 2013, Watson Pharmaceuticals, Inc. effected a corporate name change to Actavis, Inc.

On August 9, 2013, the Issuer effected a 1-for-8 reverse stock split of its common stock. As a result of the stock split, the 11,200,000 shares previously reported were adjusted to the 1,400,000 shares reported herein.

On October 1, 2013, Actavis plc became the successor registrant to Actavis, Inc. pursuant to Rule 12g-3(c) under the Securities Exchange Act of 1934, as amended.

On October 1, 2013, pursuant to a scheme of arrangement under Section 201, and a capital reduction under Sections 72 and 74, of the Irish Companies Act of 1963, among other things, the merger of a merger subsidiary with and into Actavis, Inc. was effected, with Actavis, Inc. surviving the merger. Following consummation of the merger, Actavis, Inc. became a wholly-owned subsidiary of Actavis plc.

SCHEDULE 13G/A

CUSIP No.: 197779101	Page 16 of 22 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

   If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:   ☐ Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

   Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

   Not applicable.

Item 8.	Identification and Classification of Members of the Group: Not applicable.

Item 9.	Notice of Dissolution of Group: Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SCHEDULE 13G/A

CUSIP No.: 197779101	Page 17 of 22 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2014

ACTAVIS PLC

By:	/s/ David A. Buchen
David A. Buchen
Chief Legal Officer — Global and Secretary

WARNER CHILCOTT PLC

By:	/s/ David A. Buchen
David A. Buchen
Chief Legal Officer — Global and Secretary

ACTAVIS WC 1 S.À R.L.

By:	/s/ David A. Buchen
David A. Buchen
Class A Manager

By:	/s/ Patrick van Denzen
Patrick van Denzen
Class B Manager

SCHEDULE 13G/A

CUSIP No.: 197779101	Page 18 of 22 Pages

ACTAVIS WC 2 S.À R.L.

By:	/s/ David A. Buchen
David A. Buchen
Class A Manager

By:	/s/ Patrick van Denzen
Patrick van Denzen
Class B Manager

ACTAVIS IRELAND HOLDING LIMITED

By:	/s/ David A. Buchen
David A. Buchen
Director

ACTAVIS CAPITAL S.À R.L.

By:	/s/ David A. Buchen
David A. Buchen
Class A Manager

By:	/s/ Patrick van Denzen
Patrick van Denzen
Class B Manager

ACTAVIS W.C. HOLDING INC.

By:	/s/ David A. Buchen
David A. Buchen
Chief Legal Officer — Global and Secretary

SCHEDULE 13G/A

CUSIP No.: 197779101	Page 19 of 22 Pages

ACTAVIS, INC.

By:	/s/ David A. Buchen
David A. Buchen
Chief Legal Officer — Global and Secretary

WATSON LABORATORIES, INC.

By:	/s/ David A. Buchen
David A. Buchen
Chief Legal Officer — Global and Secretary

COVENTRY ACQUISITION, LLC,

By:	/s/ David A. Buchen
David A. Buchen
General Counsel and Secretary

SCHEDULE 13G/A

CUSIP No.: 197779101	Page 20 of 22 Pages

JOINT FILING AGREEMENT

In accordance with Rule 13(d)-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached Amendment No. 2 to Schedule 13G and to all further amendments to such schedule.

IN WITNESS WHEREOF, the undersigned hereby executed this Agreement as of this February 13, 2014.

ACTAVIS PLC

By:	/s/ David A. Buchen
David A. Buchen
Chief Legal Officer — Global and Secretary

WARNER CHILCOTT PLC

By:	/s/ David A. Buchen
David A. Buchen
Chief Legal Officer — Global and Secretary

ACTAVIS WC 1 S.À R.L.

By:	/s/ David A. Buchen
David A. Buchen
Class A Manager

By:	/s/ Patrick van Denzen
Patrick van Denzen
Class B Manager

SCHEDULE 13G/A

CUSIP No.: 197779101	Page 21 of 22 Pages

ACTAVIS WC 2 S.À R.L.

By:	/s/ David A. Buchen
David A. Buchen
Class A Manager

By:	/s/ Patrick van Denzen
Patrick van Denzen
Class B Manager

ACTAVIS IRELAND HOLDING LIMITED

By:	/s/ David A. Buchen
David A. Buchen
Director

ACTAVIS CAPITAL S.À R.L.

By:	/s/ David A. Buchen
David A. Buchen
Class A Manager

By:	/s/ Patrick van Denzen
Patrick van Denzen
Class B Manager

ACTAVIS W.C. HOLDING INC.

By:	/s/ David A. Buchen
David A. Buchen
Chief Legal Officer — Global and Secretary

SCHEDULE 13G/A

CUSIP No.: 197779101	Page 22 of 22 Pages

ACTAVIS, INC.

By:	/s/ David A. Buchen
David A. Buchen
Chief Legal Officer — Global and Secretary

WATSON LABORATORIES, INC.

By:	/s/ David A. Buchen
David A. Buchen
Chief Legal Officer — Global and Secretary

COVENTRY ACQUISITION, LLC,

By:	/s/ David A. Buchen
David A. Buchen
General Counsel and Secretary